April 24, 2020

Bryan Rowland
General Counsel
Vertex, Inc.
2301 Renaissance Blvd.
King of Prussia, PA 19406

       Re: Vertex, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 30, 2020
           File No. 377-03104

Dear Mr. Rowland:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on March 30, 2020

Summary Consolidated Financial and Operating Information
Non-GAAP Financial Data (unaudited), page 12

1. Please revise to ensure that your presentations of non-GAAP financial data throughout your filing are not more prominent than the comparable GAAP measures. In this regard, also present the comparable GAAP measures for Adjusted EBITDA margin and free cash flow margin. In addition, revise to include all three major categories of the statements of cash flows with your presentation of free cash flow. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Questions 102.06 and 102.10 of the Compliance and Disclosure
       Interpretations of Non-GAAP Financial Measures.
 Bryan Rowland
FirstName LastNameBryan Rowland
Vertex, Inc.
Comapany NameVertex, Inc.
April 24, 2020
Page 24,
April 2 2020 Page 2
FirstName LastName
2. Please clarify your explanation of the usefulness of free cash flow and free cash flow margin as liquidity measures or performance measures. In this regard, you indicate that the measures provide useful information in understanding and evaluating your operating results, while your explanation on page 52 indicates that free cash flow is used in evaluating period-to-period comparisons of liquidity.
Capitalization, page 42

3. We note you refer to "this offering and the use of proceeds" in the introductory paragraph to describe the items reflected in your Capitalization table; however, in order to provide an investor with a clear understanding of the items you have included on a pro forma as adjusted basis, please include a qualitative and quantitative description for each of the specific item(s) for which you are giving effect. In addition, following the table, you indicate that the information presented above includes certain assumptions. Please clarify which information in the table gives effect to those assumptions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 49

4. You disclose that you had over 4,000 customers and average annual recurring revenue per customer was over $65,000 as of December 31, 2019. Please revise to disclose such information for each period presented wherever is applicable throughout the filing.
5. We note that you derive the majority of your revenue from software subscriptions and you maintain an allowance for subscription cancellations. Please expand your disclosures to describe the cancellation provisions in your contracts. To the extent that the cancellations were significant, please disclose how they have impacted your results and earnings trends.
6. We note you are dependent on relationships with third-party publishers of software business applications. Please tell us what consideration you have given to filing any such material licenses, or related agreements, as exhibits to your registration statement.
7. You disclose on page 27 that the COVID-19 outbreak has negatively impacted the global economy and may lead to declines in your customers' revenue, spending and transactions, which may adversely affect your revenue. Please discuss the reasonably known effects of the COVID-19 pandemic on your business, financial condition and operating results. We refer you to Item 303 of Regulation S-K. If material, discuss how the pandemic has impacted, or may impact, your growth strategy described here and on page 5. For example, disclose whether you have experienced reduced client spend, collection issues, or the loss of clients since the COVID-19 outbreak began. In this regard, we note that you principally price your solutions based on a customer's revenue base, and retention and expansion of revenue from existing customers is a key factor affecting your performance.
         For additional guidance, refer to the Division of Corporation Finance Disclosure Guidance
         Topic No. 9 issued March 25, 2020.
 Bryan Rowland
FirstName LastNameBryan Rowland
Vertex, Inc.
Comapany NameVertex, Inc.
April 24, 2020
April 3 2020 Page 3
Page 24,
FirstName LastName
Components of Our Results of Operations, page 53

8. Please revise to disclose the reasonably likely material future effects of the change in accounting policy for your stock appreciation rights after becoming a public business entity. Refer to Question 4 of SAB Topic 14.B.
Internal Control Over Financial Reporting, page 64

9. Please clarify how the errors resulting from the material weaknesses relating to revenue recognition and capitalized software development costs were addressed in your financial statements.
Business, page 72

10. You discuss in MD&A that your customers are shifting to your cloud solutions and that you expect this trend to continue. Please consider discussing your technology infrastructure for your cloud solutions in the Business section. Management, page 86

11. Please revise your executives' biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation
         S-K for guidance.
Consolidated Statements of Cash Flows, page F-6

12.      Please revise to include column headers for each period.
Notes to Audited Consolidated Financial Statements
Note 1. Summary of significant accounting policies
Earnings Per Share, page F-18

13. Please accurately report the amount of net loss attributable to Class B stockholders for
         2018 in your illustration of the calculation of diluted net loss per common share.
Unaudited Pro Forma Earnings Per Share, page F-19

14. We note that pro forma basic and diluted income per share will give effect to the number of shares of common stock to be issued in the initial public offering described in the registration statement. It is only appropriate to give effect to the number of shares whose proceeds will be used to pay dividends or fund distributions to shareholders in excess of earnings in pro forma per share data. Refer to SAB Topic 1.B.3. Please revise.
 Bryan Rowland
Vertex, Inc.
April 24, 2020
Page 4
Recently Issued Accounting Pronouncements, page F-20

15. We note that you intend to adopt ASU 2017-04 prospectively effective in 2020 with regard to future business combinations. Please confirm that you will apply this guidance consistently for goodwill impairment tests performed after adoption. Revise your disclosure accordingly.
Note 3. Capitalized software, page F-24

16. Based on your disclosures, it appears that you do not begin to amortize capitalized software until it is placed in service; however, amortization should begin when the product is available for general release to customers. Refer to ASC 985-20-35-3.
      Similarly, we note from your disclosure on page F-23 that internal-use software is not depreciated until it is placed in service; however, amortization of internal-use software should begin when the software is ready for its intended use. Refer to ASC 350-40-35-6.
      Please revise accordingly.
Note 7. Employee benefit and deferred compensation plans
SAR Plan, page F-29

17. Please expand the note to provide the applicable disclosures related to your stock appreciation rights arrangements as required by ASC 718-10-50-2(c)(2) and
(d).
General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Melissa Walsh,
Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202)
551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameBryan Rowland
                                                            Division of
Corporation Finance
Comapany NameVertex, Inc.
                                                            Office of
Technology
April 24, 2020 Page 4
cc:       Joel Trotter
FirstName LastName